UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

February 27, 2026

Mizuho Financial Group, Inc.

Changes in Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes in Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

Mizuho Financial Group, Inc. (MHFG)

1.	Candidates for Members of the Board of Directors and Related Information

(1)	Changes in Members of the Board of Directors

(Effective as of April 1, 2026)

Name	New Position	Current Position
Hidekatsu Take	Member of the Board of Directors, Chairperson (Kaicho)	Member of the Board of Directors, Deputy President & Corporate Executive (Representative Corporate Executive)	Head of Global Corporate & Investment Banking Company / Head of Global Transaction Banking Unit / In Charge of Specially Assigned Matters

Seiji Imai	Member of the Board of Directors	Member of the Board of Directors, Chairperson (Kaicho)

(2)	Members of the Board of Directors Candidates (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2026 (“The Shareholders’ Meeting”))

Takashi Tsukioka	(Reappointment, Outside Director)

Kotaro Ohno	(Reappointment, Outside Director)

Hiromichi Shinohara	(Reappointment, Outside Director)

Yumiko Noda	(Reappointment, Outside Director)

Takakazu Uchida	(Reappointment, Outside Director)

Masahiko Tezuka	(Reappointment, Outside Director)

Yuki Ikuno	(Reappointment, Outside Director)

Keiji Kojima	(New appointment, Outside Director)

Hidekatsu Take	(Reappointment)

Makoto Hitomi	(New appointment)

Masahiro Kihara*1	(Reappointment)

Fusae Akamatsu*1	(New appointment)

Shiro Shiraishi*1	(New appointment)

Makoto Samejima*1	(New appointment)

Total of 14 candidates

(Note)*1	The candidates expected to concurrently serve as Corporate Executives*2

*2	Corporate Executive : Executive Officer as defined in the Companies Act of Japan

(3)	Members of the Board of Directors scheduled to resign

(Effective in late June 2026)

Yoshimitsu Kobayashi	(Currently Member of the Board of Directors (Outside Director))
Seiji Imai	(Currently Member of the Board of Directors, Chairperson (Kaicho))
Hisaaki Hirama	(Currently Member of the Board of Directors)
Mitsuhiro Kanazawa	(Currently Members of the Board of Directors, Senior Managing Corporate Executive)
Takefumi Yonezawa	(Currently Members of the Board of Directors, Senior Managing Corporate Executive)

(Note)	The composition of the Chairperson of the Board of Directors and the Committees after The Shareholders’ Meeting is planned to be included in the Convocation Notice of the Ordinary General Meeting of Shareholders.

(4)	Brief Personal Record of Newly Nominated Members of the Board of Directors

Name	Keiji Kojima

Business Experience	Jun. 2025	Vice Chairman, Hitachi, Ltd. (current)

Member of the IT / Digital Transformation Committee of MHFG (current)

Outside Director, Member of the Board, Marubeni Corporaion (current)

	Apr. 2025	Director, Vice Chairman, Hitachi, Ltd.

	Apr. 2022	Director, Representative Executive Officer, President & CEO, Hitachi, Ltd.

	Jun. 2021	Director, Representative Executive Officer, President & COO, Hitachi, Ltd.

	Apr. 2018	Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

	Apr. 2016	Senior Vice President and Executive Officer, Chief Executive Officer of Services & Platforms Business Unit, Hitachi, Ltd.

	Apr. 2012	Vice President & Executive Officer, Hitachi, Ltd.

	Apr. 2011	General Manager, Hitachi Research Laboratory, R&D Group, Hitachi, Ltd.

	Apr. 1982	Joined Hitachi, Ltd.

Education	Mar. 2005	Graduated from the Doctoral Program in Information Science, Graduate School of The University of Osaka

	Mar. 1982	Graduated from Graduate School of Science, Kyoto University

Date of Birth	Oct.9,1956

Name	Makoto Hitomi

Business Experience	Apr. 2025	Senior Managing Corporate Executive Group Chief Human Resources Officer of MHFG (current)

Apr. 2024

Group Executive Officer

Group Co-Chief Human Resources Officer of MHFG

Managing Executive Officer

Chief Human Resources Officer of MHBK (current)

Managing Executive Officer

Chief Human Resources Officer of MHTB (current)

	Apr. 2022	Operating Officer General Manager, Talent Planning and Management Department of MHFG

	July. 2021	Operating Officer Co-General Manager, Global Talent Planning and Management Department of MHFG

	Apr. 2020	General Manager, Human Resources Dept of MHSC

	Apr. 2019	General Manager, Facility Management Department of MHFG

	Apr. 2016	General Manager, Tochigi Branch of MHBK

	Apr. 1993	Joined our group

Education	Mar. 1993	Graduated from Hitotsubashi University, Faculty of Economics

Date of Birth	Apr. 23, 1969

Name	Fusae Akamatsu

Business Experience	May. 2025	Operating Officer General Manager, Internal Audit Department of MHBK (current)

	Jun. 2024	Joined our group Operating Officer General Manager, Internal Audit Department of MHFG

	Jan. 2016	Managing Director General Manager, Core Compliance Department, Goldman Sachs Japan Co.,Ltd.

May 2006

Vice President

Core Compliance Department, Goldman Sachs (Japan) Ltd., Tokyo Branch*1

*1   Effective October 2006, following its incorporation, Goldman Sachs (Japan) Ltd., Tokyo Branch was renamed Goldman Sachs Japan Co., Ltd.

	Jun. 2005	Vice President Equities Compliance Department, Goldman Sachs (Japan) Ltd., Tokyo Branch

	Sep. 1999	Internal Audit Department, Goldman Sachs (Japan) Ltd., Tokyo Branch *2 *2 Promoted to Vice President in 2002, serving until 2005.

	Aug. 1998	Internal Audit Department, Bankers Trust Singapore

	Aug. 1997	Internal Audit Department, Bankers Trust Hong Kong

	Aug. 1992	External Audit Department, Price Waterhouse London

Education	Mar. 1992 Jun. 1997	Graduated from Keio University, Faculty of Law Graduated from Cambridge Law School (LL.M.)

Date of Birth	Sep. 7, 1968

Name	Shiro Shiraishi

Business Experience	Apr. 2025	Senior Managing Corporate Executive * Group Chief Risk Officer (Group CRO) of MHFG (current) * served as Senior Executive Officer from April 2024 to April 2025

	Apr. 2024	Executive Managing Director Chief Risk Officer (CRO) of MHBK (current)

	Apr. 2023	Operating Officer Chief Audit Executive (CAE) of MHBK

	Apr. 2022	Operating Officer Head of Internal Audit Group of MHBK

	Oct. 2021	Operating Officer Deputy Head of Retail & Business Banking Company of MHFG

	Jul. 2021	Operating Officer, General Manager Retail & Business Banking Coordination Department of MHFG (until Mar. 2022)

	Apr. 2019	General Manager Retail & Business Banking Coordination Department of MHFG President Mizuho Factors, Limited (until Mar. 2020)

	Apr. 1993	Joined our group

Education	Mar. 1993 May. 2001	Graduated from The University of Tokyo, Faculty of Law Graduated from Columbia Business School

Date of Birth	Dec. 14, 1970

Name	Makoto Samejima

Business Experience	Apr. 2024	Operating Officer Head of Chief Audit Executive (CAE) of MHBK (current)

	Jan. 2023	Operating Officer Deputy Head of Global Corporate Company* of MHFG * Renamed as Global Corporate & Investment Banking Company in Apr 2023

	Apr. 2022	Operating Officer Co-Head of Global Corporate Division* of MHBK (until Apr. 2024) * Renamed as Global Corporate & Investment Banking Division in Apr 2023

	Apr. 2020	General Manager* Global Corporate Coordination Department of MHFG * Promoted to Operating Officer Jul. 2021

	Apr. 2019	Joint General Manager Global Corporate Coordination Department of MHFG

	Apr. 1994	Joined our group

Education	Mar. 1994	Graduated from The University of Tokyo, Faculty of Law

Date of Birth	Jan. 11, 1971

2.	Changes in Executive Officers and Operating Officers

Executive Officers in this section collectively refer to Corporate Executives* (i.e., executive officers as defined in the Companies Act) and Executive Officers** (i.e., executive officers as defined in our internal regulations).

*	Examples include Deputy President & Corporate Executive, Senior Managing Corporate Executives.

**	Examples include Deputy President & Executive Officer, Senior Managing Executive Officers.

(Effective as of April 1, 2026)

Name	New Position		Current Position
Takefumi Yonezawa	Members of the Board of Directors, Senior Managing Corporate Executive	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO) / In Charge of Specially Assigned Matters	Members of the Board of Directors, Senior Managing Corporate Executive	Group Chief Financial Officer (Group CFO)

Masayuki Sugawara	Deputy President & Corporate Executive (Representative Corporate Executive)	Head of Domestic Wholesale Business / Head of Corporate & Investment Banking Company	Senior Managing Corporate Executive	Head of Corporate & Investment Banking Company

Naoshi Inomata	Deputy President & Corporate Executive	Head of Domestic Retail Business / Co-Head of Retail & Business Banking Company	Senior Managing Corporate Executive	Group Chief Strategy Officer (Group CSO)

Shuji Matsuura	Senior Managing Corporate Executive	Head of Global Corporate & Investment Banking Company	Senior Managing Executive Officer	CEO for the Americas

Makoto Samejima	Senior Managing Corporate Executive	Group Chief Financial Officer (Group CFO)	—	Operating Officer of MHBK

Minori Komatsu	Senior Managing Corporate Executive	Group Chief Human Resources Officer (Group CHRO)	Operating Officer	General Manager of Talent Planning and Management Department

Shinichiro Hihara	Senior Managing Corporate Executive	Group Chief Information Officer (Group CIO)	Senior Managing Executive Officer	Group Co-Chief Information Officer (Group Co-CIO)

Name	New Position		Current Position
Hideki Tsujimori	Senior Managing Corporate Executive	Group Chief Process Officer (Group CPrO)	Senior Managing Executive Officer	Group Chief Process Officer (Group CPrO)

Fusae Akamatsu	Senior Managing Corporate Executive	Group Chief Compliance Officer (Group CCO)	—	Operating Officer of MHBK

Minako Nakamoto	Senior Managing Corporate Executive	Group Chief Audit Executive (Group CAE)	Senior Managing Corporate Executive	Group Chief Compliance Officer (Group CCO)

Takeshi Koyama	Senior Managing Corporate Executive	Group Chief Strategy Officer (Group CSO)	Operating Officer	General Manager of Corporate Strategy Office

Noriyuki Sato	Senior Managing Executive Officer	Head of Asset Management Company	Senior Managing Corporate Executive	Head of Asset Management Company / In Charge of Specially Assigned Matters

Mitsuhiro Kanazawa	Member of the Board of Directors		Members of the Board of Directors, Senior Managing Corporate Executive	Group Chief Information Officer (Group CIO)

Makoto Hitomi	Reassigned	Member of the Board of Directors of MHFG (scheduled for late June 2026)	Senior Managing Corporate Executive	Group Chief Human Resources Officer (Group CHRO)

Kazutoshi Isogai	Resigned		Senior Managing Corporate Executive	Co-Head of Retail & Business Banking Company

Hisashi Kikuchi	Resigned		Senior Managing Corporate Executive	Group Chief Audit Executive (Group CAE)

(Effective in late June 2026)

Name	New Position		Current Position
Fusae Akamatsu	Members of the Board of Directors, Senior Managing Corporate Executive	Group Chief Compliance Officer (Group CCO)	Senior Managing Corporate Executive	(same as on the left)

Shiro Shiraishi	Members of the Board of Directors, Senior Managing Corporate Executive	Group Chief Risk Officer (Group CRO)	Senior Managing Corporate Executive	(same as on the left)

Makoto Samejima	Members of the Board of Directors, Senior Managing Corporate Executive	Group Chief Financial Officer (Group CFO)	Senior Managing Corporate Executive	(same as on the left)

Takefumi Yonezawa	Senior Managing Corporate Executive	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO) / In Charge of Specially Assigned Matters	Members of the Board of Directors, Senior Managing Corporate Executive	(same as on the left)

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.